UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 9, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PharmAthene , Inc.

File No. 1-32587- CF#30701

PharmAthene, Inc. submitted an application under Rule 24b-2 requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to Form 10-K filed on March 31, 2009 and a Form 10-Q filed on May 13, 2010.

Based on representations by PharmAthene, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.44	10-K	March 31, 2009	through February 28, 2015
10.45	10-K	March 31, 2009	through February 28, 2015
10.32	10-Q	May 13, 2010	through February 28, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary